UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
RALCORP HOLDINGS, INC.
(Name of Subject Company)
CONAGRA FOODS, INC.
(Names of Filing Persons – Offeror)
Common Stock, $.01 par value
(Title of Class of Securities)
751028101
(Cusip Number of Class of Securities)
Colleen Batcheler Executive Vice President, General Counsel and Corporate Secretary ConAgra Foods, Inc. One ConAgra Drive Omaha, NE 68102 Telephone: (402) 240-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
George R. Bason, Jr. Arthur F. Golden Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000
☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results

ConAgra Foods Withdraws Its $94 Per Share All-Cash Proposal to Acquire Ralcorp Holdings

OMAHA, Neb., September 19, 2011 (BUSINESS WIRE) – ConAgra Foods today announced the withdrawal of its $94 per share, all-cash proposal to acquire Ralcorp Holdings, Inc. (NYSE: RAH).  This follows Ralcorp’s failure to enter into a constructive dialogue with ConAgra Foods regarding its all-cash proposal for Ralcorp by the designated deadline of 5:00 pm Eastern time on September 19, 2011.